Petroteq Announces CFO, Director Resignation and Appointment of Interim CFO

Toronto, Ontario and Los Angeles, California-March 21, 2023 - Petroteq Energy Inc. (TSXV: PQE) the "Company"), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces the resignation of Mr. Barry Bergstrom as the Chief Financial Officer and a director of the Company. The Company thanks Mr. Bergstrom for his contributions and extending his willingness to provide ongoing strategic advisory consulting.

The Company has appointed Mr. Ronald Cook, a director of the Company, as Interim Chief Financial Officer.

Mr. Cook is a Certified Public Accountant with almost 30 years of experience in public accounting, financial management, and professional consulting. Graduate from the California State University, Northridge, Bachelor of Science Degree, in 1995, he began his career with Arthur Andersen LLP, followed by Deloitte and Touche, LLP.

CONTACT INFORMATION

Petroteq Energy Inc.
Executive@Petroteq.Energy
Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.